

August 10, 2010

Michael A. DiGregorio
Executive Vice President and Chief Financial Officer
Korn/Ferry International
1900 Avenue of the Stars, Suite 2600
Los Angeles, CA 90067

> **Re:** **Korn/Ferry International**
> **Form 10-K for the Fiscal Year ended April 30, 2010**
> **Filed June 29, 2010**
> **File No. 001-14505**

Dear Mr. DiGregorio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Fee Revenue, page 22

1. Please tell us what impact the 2010 fiscal year acquisitions had on overall fee revenue. If the additional revenue related to the 2010 acquisitions is material we believe this should be quantified and discussed in your results of operations.

General and Administrative Expenses, page 24

2. We note your disclosure that the decrease in the provision for bad debts was due to a higher than normal provision in 2009, but a review of your allowance for doubtful accounts as a percentage of Receivables due from clients over the prior five years

indicates allowances of 16.6%, 9.6%, 9.1%, 10.1% and 10.6% for 2009, 2008, 2007, 2006 and 2005, respectively, compared to 5.6% for the current year. Please tell us why you believe your current allowance is sufficient, and why it warrants a 43% decrease from the average allowance of the 4 years prior to 2009.

Contractual Obligations, page 30

3.   Please revise future filings to include estimated interest payments related to the COLI loans.

1. Organization and Summary of Significant Accounting Policies, page F-9

4.   Please disclose your accounting policy for business combinations in future filings.

Allowance for Doubtful Accounts, page F-10

5.   Please tell us what caused a significant reduction in your allowance for doubtful accounts in 2010 and 2009 compared to the prior years, beyond the provision for bad debts recorded in each year, and the amounts written off in each year as disclosed in this paragraph. In addition, please provide a rollforward of your allowance for doubtful accounts as required by Rule 5-04 of Regulation S-X. The rollforward should be included in future filings and in your response.

6.   We note from your disclosure that your provision for doubtful accounts is based on historical loss experience. Please tell us if you use additional factors in determining your allowance, such as creating reserves for specific accounts determined to be uncollectible, and if so, please revise your accounting policy in future filings to disclose this.

7.   In addition, tell us why you significantly increased your reserve in 2009 and then significantly reduced your reserve in 2010. Significant fluctuations in your reserve should be explained in your MD&A.

7. Deferred Compensation and Retirement Plans, page F-23

8.   Please tell us how you determined it was appropriate to use 0% as your weighted-average assumption used in calculating the benefit obligations for both your deferred compensation plan and pension plan, for all periods presented.

8. Income Taxes, page F-27

9.   Please tell us what caused the significant increases in your deferred tax assets related to Deferred compensation and Loss and credit carryforwards.

10.   In your next filing, disclose the expiration dates of your Loss and credit carryforwards. Refer to ASC-740-10-50-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief